UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to the Bank’s Registration Statement on Form F-3 which was originally filed with the Securities and Exchange Commission on February 4, 2022 (File No. 333-262557).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 4, 2022	By:	/s/ Caroline Cook
	Name:	Caroline Cook
	Title:	Associate Vice President, Legal Treasury and Corporate Securities

EXHIBIT INDEX

Exhibit	Description

99.1	Distribution Agreement relating to the senior medium-term notes, dated March 4, 2022, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.

99.2	Distribution Agreement relating to the warrants, dated March 4, 2022, between The Toronto-Dominion Bank and TD Securities (USA) LLC, as Agent.